January 24, 2006

Mr. C.K. Chow
Chief Executive Officer
MTR Corporation Limited
MTR Tower
Telford Plaza
Kowloon Bay
Hong Kong

RE: MTR Corporation Limited (the "Company")
       Form 20-F for the Fiscal Year Ended December 31, 2004
       Filed June 17, 2005
       File No. 333-13904

Dear Mr. Chow:

We have reviewed your response letter dated December 1, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Item 8. Financial Information

Notes to the Consolidated Financial Statements

(G) Depreciation, page F-10

(D) Depreciation of Certain Fixed Assets, page F-72

1.   We have reviewed your response to our prior comment number 1, and we note that you continue to believe that the use of estimated useful lives of 80 to 100 years is appropriate for tunnel linings, underground civil structures, overhead structures, immersed tubing depot structures, and station building structures. However, we have recently become aware of the release of HK Interpretation 4 in May of 2005. Under the guidance of HK Interpretation 4, it appears that lessees of Hong Kong land cannot assume that the lease term of a Hong Kong land lease will be extended upon expiry when the HKSAR Government retains the sole discretion as to whether to renew a land lease or not. Furthermore, it appears that under HK Interpretation 4, the general intention to renew property leases expressed by the HKSAR Government is not sufficient grounds for a lessee to assume that a Hong Kong land lease will be renewed upon expiry. As all of the land upon which your tunnel linings, underground civil structures, overhead structures, immersed tubing depot structures, and station building structures have been constructed is leased from the HKSAR Government, it appears that the adoption of HK Interpretation 4 may impact the period over which those fixed assets may be depreciated. As such, please explain the impact that the release of HK Interpretation 4 is expected to have upon your company's depreciation policy under HK GAAP and U.S. GAAP. In your response please provide information including, but not limited to:
   - When your company intends to adopt the guidance that is outlined in HK Interpretation 4.
   - How the adoption of HK Interpretation 4 will affect the depreciable lives assigned to tunnel linings, underground civil structures, overhead structures, immersed tubing depot structures, and/or station building structures under HK GAAP, specifically citing any changes to the depreciable lives of any of the aforementioned asset types.
   - The impact, if any, that the adoption of HK Interpretation 4 is expected to have on your determination of the estimated depreciable lives of tunnel linings, underground civil structures, overhead structures, immersed tubing depot structures, and/or station building structures under U.S. GAAP. In this regard, your response should include a detailed analysis of any changes to the depreciable lives of the aforementioned asset types and cite the basis for your U.S. GAAP conclusions.

- Whether the guidance provided in HK Interpretation 4 will be applied prospectively or retroactively under HK GAAP, and why such application is deemed to be appropriate.
- To the extent that adoption of HK Interpretation 4 impacts the depreciable lives assigned to tunnel linings, underground civil structures, overhead structures, immersed tubing depot structures, and/or station building structures under U.S. GAAP, tell us whether you intend to apply the new asset lives retrospectively or prospectively for depreciation purposes and tell us the basis for your conclusion.

We may have further comment upon receipt of your response.

2.   Furthermore, please provide the following information so that the staff can better understand the factors that resulted in the release of HK Interpretation 4 and how the interpretation is to be applied to leases that provide the option of renewal in the future:
- A description of any significant changes in land policies implemented by the HKSAR Government subsequent to its establishment in July 1997, and whether such policy changes effected your lease agreements or how the terms of your agreements are interpreted or applied.
- An explanation of the land policy changes or other matters that precipitated the issuance of HK Interpretation 4 approximately eight years after the establishment of the HKSAR Government.
- Whether a signed contract with the HKSAR Government is required under the guidance of HK Interpretation 4 in order to assume that a land lease will be renewed.

Q Reconciliation of Net Income to U.S. GAAP, page F-76

3.   We have reviewed your response to our prior comment number 9, but we do not believe that you have fully addressed the concerns raised in our prior comment. In Footnote 47(Q), please quantify the amounts of the adjustments made to your company's 2003 and 2004 income tax expense that resulted from deferred income taxes that were previously recorded under U.S. GAAP, but were subsequently reversed as a result of the treatment of the sharing-in-kind profits from the Two International Finance Centre and from the retail center at Union Square as non-taxable capital gains, as opposed to taxable ordinary income, under Hong Kong tax laws. In addition, please tell us and disclose why the reconciling items related to your 2004 net income resulted in a reduction to the 2004 income recognized under U.S. GAAP, but not to a reduction to the 2004 income tax expense recognized under U.S. GAAP.

47 Summary of Differences Between Hong Kong and United States GAAP

S Statement of Cash Flows, page F-77

4.   We have reviewed your response to our prior comment number 10. However, we do not agree with your conclusion that only the net cash proceeds from your lease out/ lease back transaction should be reported in the cash flow statement presented under U.S. GAAP. We note that you have made reference to paragraph 12 of SFAS No. 95 as your basis for netting the cash inflows and outflows from your lease out/ lease back transaction. However, paragraphs 13 and 13A of SFAS No. 95 provide specific examples of when cash flows qualify for net reporting, and those examples do not appear comparable to your lease out/ lease back transaction. As such, please revise your reconciliation of the statement of cash flows from Hong Kong GAAP to U.S. GAAP to reflect the gross cash inflows and outflows from your lease out/ lease back transaction in accordance with paragraph 11 of SFAS No. 95.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Jeffrey Sears at (202) 551-3302 or the undersigned at (202) 551-3813 if you have questions regarding our comments on the financial statements and related matters.

         Sincerely,

         Linda Cvrkel
         Branch Chief

Via facsimile: Mr. Lincoln K.K. Leong
      +011 852-2993-3376